Exhibit 99.1

Tantech Holdings Ltd. Announces Interim Six Month Financial Results For 2017

LISHUI, China, December 29, 2017 /PRNewswire/-- Tantech Holdings Ltd. (NASDAQ:TANH), ("Tantech" or the "Company"), a clean energy company in China, today announced its financial results for the six months ended June 30, 2017.

Six-Month 2017 Financial Highlights

	For the Six Months Ended June 30,
($ millions, expect per share data)	2017	2016	% Change
Revenues	$12.4	$19.2	(35.4)%
Consumer product	$12.3	$18.7	(34.2)%
Trading	$0.1	$0.5	(80)%
Gross profit	$2.0	$5.4	(63)%
Gross margin	16%	28.1%	(42.8)%
Operating margin	(6)%	50%	(112)%
Net income (loss) from continuing operations	$(0.6)	$1.9	(132)%
Net income (loss) from operation to be disposed	0.9	(0.2)	(550)%
Net income	0.3	1.7	(82)%
Basic/ Diluted earnings per share	$0.01	$0.07	(86)%

•	Total revenues decreased by 35.4% from $19.2 million to $12.4 million, The decrease in our total revenue was due to decreased selling price, sales volume and number of customers as explained below: (1) Our revenue from consumer products was primarily generated through the sales of our purification and deodorization products and cleaning products under “Charcoal Doctor” brand and barbecue charcoals designed for the domestic market. As a result of the increasing E-commerce awareness and change of shopping habits among younger consumers, people are increasingly buying consumer products online with unknown brands in order to save money. Therefore, orders from our customers for our consumer products decreased considerably during the six months ended June 30, 2017 as compared to the same period of last year; (2) During the six months ended June 30, 2017, we gradually reduced the cooperation with certain supermarket customers with low selling price and unfavorable profit margin. Total number of supermarket customers decreased from 11 in the six months ended June 30, 2016 to 7 in the same period of 2017, and revenue from supermarket customers decreased by 91%, from $14.5 million in six months ended June 30, 2016 to only $1.3 million in the same period of 2017. On the other hand, we increased sales to distributors during the current period. Revenue from distributors and specialty shop customers increased by 135%, from $4.7 million in the six months ended June 30, 2016 to $11.2 million in the same period of 2017. Total number of distributors and specialty shop customers increased from 41 in the six months ended June 30, 2016 to 45 in the same period of 2017; (3) In response to market competition, we reduced our average selling price by approximately 3% to 5% to satisfy our customers’ demand during the six months ended June 30, 2017 as compared to the same period of last year. The overall decrease in our revenue reflected the above factors.

•	Gross profit decreased by 63% from $5.4 million to approximately $2.0 million and gross margin decreased from 28.1% to 16%. During the six months ended June 30, 2017, in response to the intensive market competition, we reduced the average selling price of our consumer products by approximately 3% to 5% to satisfy our existing customers’ demand, which resulted in decrease in our gross profit and gross margin to certain extent. In response to market competition, we are in the process of switching more sales from supermarkets to distributors in our sales network. In addition, the decrease in our gross margin was also affected by changes in the sales of our product mix, because our different consumer product has different selling price, cost of sales and gross profit margin. Normally, our charcoal deodorants products (including wardrobe deodorizers, refrigerator deodorant, etc.) has higher margin than our air purifiers and humidifiers charcoal bags and toilet cleaning disks. During the six months ended June 30, 2017, about 92% sales were from lower profit margin charcoal bags and toilet cleaning disks (78% in the same period of 2016). As a result of the above, our gross profit and gross margin was lower in the current period as compared to the same period of last year.

•	Net income (loss) from continuing operation attributable to stockholders decreased by 132% from net income of $1.9 million to net loss of $0.6 million. The decrease was mainly the results of decreased sales and gross profit.

•	Net income (loss) from discontinued operation increased by 550% from net loss of $0.2 million to net income of $0.9 million. The increase was mainly due to the lower costs of sales for energy products.

•	Net income decreased by 82% from $1.7 million to $0.3 million. The decrease was mainly the results of decreased sales and gross profit.

"In the first half of this year, as a result of intensified competition in China’s household goods industry, the Company reported lower revenue and gross margin in the bamboo-based charcoal products. Currently we have less bargaining power with our supermarket customers when it comes to pricing charcoal products.” said Mr. Wang Zhengyu, Chairman and Chief Executive Officer of Tantech. “As part of our commitment to contributing to a greener world, the company has been focusing on business transformation, shifting from bamboo-based charcoal production to electric vehicle (EV) manufacturing. In the future, while focusing on EV development and production, the company will further diversify sales channels for bamboo-based charcoal products to generate steady cash flows to support the EV business, or finance other environment-related investment. Also, the company will seek new revenue sources in the future, such as capitalizing on our marketing strength to serve other charcoal manufacturers. ” Mr. Wang continued.

"Recently, the company made a significant change to the Electric Double-Layer Capacitor (“EDLC”) carbon business. During the reporting period, sales of EDLC carbon fell short of the company’s expectations. Compared to lithium batteries, EDLC, the key material to make super capacitors, is more environmental friendly and requires less time to recharge. However, since China tilts its EV subsidy towards lithium batteries, demand for EDLC and super capacitor has remained tepid. The situation has taken a toll on the company’s EDLC carbon business. If we continue operating in this segment, substantial spending will be inevitable to remain competitive. While we were able to generate income in this segment in the current period, we are not confident of our ability to remain profitable in our EDLC carbon business moving forward in the absence of such investment. After recent discussion at the Board of Directors, the company has decided to shed the EDLC carbon business. Last week the company signed an agreement with Chief Technology Officer Chen Zaihua to sell the business to a start-up team led by him. Meanwhile, Chen will step down from his position as Tantech’s CTO and leave the company when the deal is finished. ”

Mr. Wang finally commented, “In this July, the completion of acquiring 70% equity interest of Suzhou E-Motors marks our foray into the EV industry. As mentioned, EV will become a core part of our business. In September we received a meaningful car sales order. In November Tantech appointed Dr. Zhu Yonghua, former chief technology officer at Suzhou Automotive Research Institute of Tsinghua University, as Suzhou E-Motors’ Chief Scientist. Dr. Zhu will lead the research and development of autonomous driving technology for smart special-purpose EVs, such as road sweepers and sprinklers. The move will not only help Suzhou E-Motors upgrade products but also build a professional platform to drive innovation for the future.”

Six-Month 2017 Financial Results

Revenues

Total revenues decreased by $6.8 million, or 35%, to $12.4 million for the six months ended June 30, 2017 from $19.2 million for the same period of last year. The decrease was primarily attributable to the decreased sales from our consumer products segment and trading segment.

	For the Six Months Ended June 30,
	2017			2016
	Revenues ($'000)	Gross Profit ($'000)	Gross Margin (%)	Revenues ($'000)	Gross Profit ($'000)	Gross Margin (%)
Consumer product	12,293	1,977	16.1%	18,748	5,223	27.9%
Trading	152	20	13.3%	493	137	27.8%
Total	12,445	1,997	16.0%	19,241	5,360	27.9%

Revenues for the consumer product segment decreased by $6.4 million, or 34%, to $12.3 million for the six months ended June 30, 2017 from $18.7 million for the same period of last year. The declines of revenue, gross profit and gross margin were mainly due to the lower selling price for consumer products, which was caused by the much stronger competition compared to the same period last year. During the six months ended June 30, 2017, we reduced our average selling price by approximately 3% to 5% to meet customer demand. In addition, as a result of the increasing E-commerce awareness and change of shopping habits among younger consumers, people are increasingly buying consumer products online with unknown brands in order to save money. Therefore, orders from our customers for our consumer products have decreased considerably. Also, we reduced the cooperation with certain supermarket customers with low selling price and unfavorable profit margin. The total number of supermarket customers decreased from 11 in six months ended June 30, 2016 to 7 in the same period of 2017, and revenue from supermarket customers decreased by 91%, from $14.5 million in six months ended June 30, 2016 to only $1.3 million in the same period of 2017. On the other hand, we increased sales to distributors during the current period. Revenue from distributors and specialty shop customers increased by 135%, from $4.7 million in the six months ended June 30, 2016 to $11.2 million in the same period of 2017. Total number of distributors and specialty shop customers increased from 41 in the six months ended June 30, 2016 to 45 in the same period of 2017. As a result of decreased selling price and sales volume, our revenue from consumer product segment decreased significantly.

Revenues for the trading segment decreased by $0.3 million, or 69%, to $0.15 million for the six months ended June 30, 2017 from $0.49 million for the same period of last year. Starting in 2016, we dropped the trading business of non-“Charcoal Doctor” products, since those products contributed lower gross margin and disrupted our own branded charcoal products sale. We suspended the sales of those charcoal related products in the domestic market and focused on the export market instead. In the six months ended June 30, 2017, total export sales volume of our trading segment decreased and led to the decreased revenue of this segment.

We originally had another Biofuel Energy segment, which primarily produces and sells BBQ charcoal and bamboo-based fuel for Electric Double Layer Capacitor (“EDLC”). Our EDLC carbon and low emission barbecue charcoal products are facing increasing challenges from rapid technology innovation, competition from large international rivals, and our limited sales network for these products. In order to cut recurring losses for this product category, we recently made a strategic decision to cease operations of our EDLC carbon segment and to sell certain key assets to an entity headed by our current Chief Technology Officer. The Company believes this decision represented a strategic shift that could have a material effect on the Company’s result of operations. Based on the Company’s management accounts, certain assets as of June 30, 2017 and December 31, 2016, and the revenue and expenses for the six months ended June 30, 2017 and 2016 were reclassified as discontinued operations to retrospectively reflect this transaction. For the six months ended June 30, 2017 and 2016, total revenue from our EDLC carbon and low emission barbecue charcoal was $3.3 million and $3.5 million, respectively, a decrease of $0.2 million or 6% in current period as compared to the same period of last year. Our BBQ charcoal has lower cost and higher profit margin than our EDLC products, and the changes in sales mix during each reporting period may have different operating result. For the six months ended June 30, 2017 and 2016, 94% and 4% of the sales were from low cost BBQ charcoal, and 6% and 96% of the sales were from low margin EDLC products, respectively. As a result, for the six months ended June 30, 2017 and 2016, the Company reported a net income of $0.9 million and a net loss of $0.2 million from the discontinued operations of energy segment, respectively.

Cost of revenues

Total cost of revenues decreased by $3.43 million, or 25%, to $10.4 million for the six months ended June 30, 2017 from $13.9 million for the same period of last year.  The decrease was in line with the revenue decline which led to decreased material costs of our air purification, deodorizer and bamboo vinegar products. As a percentage of revenues, the cost of revenue increased by 16 percentage points to 84% for the six months ended June 30, 2017 from 72% for the same period of last year.

Gross profit

Total gross profit decreased by $3.36 million, or 63%, to $2.0 million for the six months ended June 30, 2017 from $5.4 million for the same period of last year. Gross margin was 16% for the six months ended June 30, 2017, compared to 28% for the same period of last year. The decrease in gross margin was primarily attributable to the lower selling price related our consumer products and trading segment in six months ended June 30, 2017. In addition, the decrease in our gross margin was also affected by changes in the sales of our product mix, because our different consumer product has different selling price, cost of sales and gross profit margin. Normally, our charcoal deodorants products (including wardrobe deodorizers, refrigerator deodorant, etc.) has higher margin than our air purifiers and humidifiers charcoal bags and toilet cleaning disks. During the six months ended June 30, 2017, about 92% sales were from lower profit margin charcoal bags and toilet cleaning disks (78% in the same period of 2016). These factors led to our reduced gross margin in current period. On segment basis, gross margins for consumer product and trading were 16.1% and 13.3%, respectively, for the six months ended June 30, 2017, compared to 27.9%, and 27.8%, respectively, for the same period of last year.

Operating expenses

Selling expenses decreased by $0.1 million, or 32%, to $0.2 million for the six months ended June 30, 2017 from $0.3 million for the same period of last year. As a percentage of revenues, selling expenses represented 1.9% of revenues for the six months ended June 30, 2017, as compared to 1.8% for the same period of last year. The decrease in selling expenses was primarily attributable to the decreased logistic service expenses by approximately $67,548 or 65%, decreased trade show and exhibit expenses by approximately $34,155 or 99% and decreased sales commission and salary expenses by approximately $37,408 or 58%, offset by an increase in export agency expense of $10,364 or 24%, when comparing six months ended June 30, 2017 to the same period of last year.

General and administrative expenses from continuing operations decreased by $0.5 million, or 20%, to $1.8 million for the six months ended June 30, 2017 from $2.3 million for the same period of last year. The decrease in general and administrative expenses was primarily attributable to the following factors:

(1)	In connection with our discontinued operation of EDLC carbon and low emission barbecue charcoal product under biofuel energy segment, general and administrative expenses of approximately $2.1 million and $0.63 million for the six months ended June 30, 2017 and 2016, respectively, have been separately presented and reflected under discontinued operation. If without separate presentation of discontinued operation, total general and administrative expenses for six months ended June 30, 2017 and 2016 would have been $3.9 million and $2.9 million, respectively, approximately $1 million or 35% higher in current period as compared to the same period of last year, due to increased bad debt reserve related to our accounts receivable and advance to suppliers.

(2)	In terms of general and administrative expenses from continuing operation, our bad debt expense related to accounts receivable decreased by $238,000, from approximately $909,000 in the six months ended June 30, 2016 to approximately $671,000 in the six months ended June 30, 2017. Based on the results of aging analysis performed, we set aside approximately $1.2 million and $1.4 million as allowance for potentially uncollectable accounts receivable balances as of June 30, 2017 and 2016, respectively. Approximately $0.77 million of the accounts receivable balances that we had recorded allowances in prior years were collected in the six months ended June 30, 2017. We reversed the allowance by the same amount and decreased bad debt expense related to accounts receivable by approximately $238,000.

As a percentage of accounts receivable, our reserve balance decreased by 0.7% to 3.2% as of June 30, 2017 from 3.9% as of June 30, 2016; and

(3)	In terms of general and administrative expenses from continuing operation, our bad debt expense related to advance to suppliers decreased by approximately $131,000, from approximately $689,000 in the six months ended June 30, 2016 to approximately $558,000 in the six months ended June 30, 2017 due to our efforts to collect the previously allowanced advance payment from suppliers.

As a percentage of advances to suppliers, our reserve balance increased to 26.4% as of June 30, 2017 from 5.7% as of June 30, 2016.

(4)	A decrease in consulting expenses of approximately $50,000, because we incurred more consulting expenses in 2016 related to the acquisition of Suzhou E-motors.

Research and development expenses decreased by $0.01 million, or 15%, to $0.1 million for the six months ended June 30, 2017 from $0.11 million for the same period of last year. The decrease was primarily due to our reduced R&D expenditure on our existing consumer products during the six months ended June 30, 2017 because in connection with our acquisition of Suzhou E-Motor, we intended to focus on the electric vehicle segment going forward.

Total operating expenses decreased by $0.58 million, or 22%, to $2.1 million for the six months ended June 30, 2017 from $2.7 million for the same period of last year, which was mainly due to decrease in general and administrative expenses.

Operating income (loss)

Operating income (loss) decreased by $2.8 million, or 105%, to a loss of $0.1 million for the six months ended June 30, 2017, from an income of $2.7 million for the same period of last year. Operating margin was (1.1)% for the six months ended June 30, 2017, compared to 13.9% for the same period of last year.

Other income and expenses

Total other (expense) was ($0.1 million) for the six months ended June 30, 2017, compared to ($0.1 million) for the same period of last year. The Company paid interest expense of $0.1 million while received interest income and other income of $6,070 and $9,454, respectively, for the six months ended June 30, 2017. As a comparison, the Company paid interest expense of $0.3 million while received interest income, government subsidy income, and other income of $397, $ 1,530, and $0.2 million, respectively, for the same period of last year.

Income (loss) from continuing operation before income taxes

Our income (loss) from continuing operation before income taxes decreased by $2.8 million, or 107%, to net loss of $0.2 million for the six months ended June 30, 2016 from net income of $2.6 million for the same period of last year. The decrease was primarily attributable to a decrease in sales volume in a few types of products, reduced selling price, and higher cost of revenue, which led to lower gross profit for the six months ended June 30, 2017 as compared to the same period of last year.

Provision for income taxes

Our provision for income taxes was approximately $0.4 million for the six months ended June 30, 2017, a decrease of $0.28 million, or 40%, from $0.7 million for the same period of last year.

Net income (loss) from continuing operations

Net income (loss) from continuing operations decreased by $2.5 million, or 132%, to net loss of $0.6 million for the six months ended June 30, 2017 from net income of $1.9 million for the same period of last year.

Balance Sheet and Cash Flow

As of June 30, 2017, the Company had cash and cash equivalents of $9.0 million, working capital of $47.4 million and stockholders' equity of $82.0 million, compared to $5.9 million, $50.2 million, and $80.2 million, respectively, at the end of 2016.

For the six months ended June 30, 2017 and for the year ended December 31, 2016, our accounts receivable turnover in days were 450 days and 311 days, respectively. Although we typically does not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

Total accounts receivable aging was as follows as of June 30, 2017:

Breakdown by aging:	June 30, 2017
Aging
Less than 3 months	$9,621,641
4-6 months	7,983,010
7-12 months	19,587,335
Total	$37,182,986

Breakdown by business:
Accounts receivable –EDLC business	5,450,315
Accounts receivables –continuing businesses	31,732,671
Total	37,182,986

The accounts receivable from continuing businesses was $31,732,671 as of June 30, 2017. For the six months ended June 30, 2017 and 2016, the Company accrued additional $0.67 million and $0.91 million bad debt allowance against the aged accounts receivable balances, respectively, which has been reflected in the Company’s continuing operations as shown in the condensed consolidated statements of income and comprehensive income (loss). Subsequent to June 30, 2017 and through November 30, 2017, the Company collected $15,941,906 or 50.2% of the accounts receivable balance from continuing businesses as of June 30, 2017, among which $13,955,798 was related to accounts receivable aged above 7 months.

The accounts receivable balance from EDLC business was $5,450,315 as of June 30, 2017. The Company accrued $0.8 million and $0.1 million bad debt reserve against the aged accounts receivable under EDLC business for the six months ended June 30, 2017 and 2016, respectively, which has been reflected in the discontinued operation as shown in the condensed consolidated statements of income and comprehensive income (loss). Subsequent to June 30, 2017 and through November 30, 2017, the Company collected $535,228 or 10% of accounts receivable balance from EDLC business as of June 30, 2017. Recently, three of the Company’s major customers in EDLC business with aggregate accounts receivable balance of approximately $5.4 million as of June 30, 2017 have signed agreements with the Company and promised to repay the full amount prior to March 2018. The Company also expects to collect the remaining balances from other customers during the first quarter of 2018.

For the six months ended June 30, 2017 and for the year ended December 31, 2016, the Company had significant advances to suppliers of approximately $14.1 million and 14.8 million, respectively. In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Due to recent tighten environmental protection policies in China, many smaller suppliers have gone out of business. The Company monitors the advances to suppliers account and the allowance level periodically in order to ensure the related allowance is reasonable. We have since enhanced our collections or realization on advance to suppliers through tightening vendor prepayment policy and strengthening monitoring of unrealized prepayment. If the Company has difficulty collecting, the following steps will be taken: cease additional purchases from these suppliers, visit the suppliers to request return of the prepayments promptly, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the prepayment will be reserved or written off. For the six months ended June 30, 2017, we also utilized approximately $10.1 million advance payment through receiving the raw materials from suppliers.

Advances to suppliers’ aging was as follows as of June 30, 2017:

Breakdown by aging:	June 30, 2017
Aging
Less than 3 months	$1,763,528
4-6 months	6,227,383
7-12 months	4,613,850
Over 12 months	1,465,828
Total	$14,070,589

Breakdown by business:
Advances to suppliers –EDLC business	5,232,948
Advances to suppliers –continuing businesses	8,837,641
Total	14,070,589

The advances to suppliers from continuing businesses was $8,837,641 as of June 30, 2017. For the six months ended June 30, 2017 and 2016, the Company accrued approximately $0.6 million and $0.7 million bad debt allowance against the aged advance to supplier balances, respectively, which has been reflected in the Company’s continuing operations as shown in the condensed consolidated statements of income and comprehensive income (loss). Subsequent to June 30, 2017 and through November 30, 2017, the Company utilized or received refund of $1,906,056 or 21.6% of the advances to suppliers from continuing businesses balance as of June 30, 2017. Based on current sales trend, the Company expects to see increased sales revenue from consumer product segment in the second half of 2017 and estimates approximately additional $4.5 million advance to suppliers will be utilized before January 2018.

The advances to suppliers from EDLC business was $5,232,948 as of June 30, 2017. The Company accrued $0.1 million and $0.4 million bad debt reserve against the aged advance to supplier balances under EDLC business for the six months ended June 30, 2017 and 2016, respectively, which has been reflected in the discontinued operation as shown in the condensed consolidated statements of income and comprehensive income (loss). Subsequent to June 30, 2017 and through November 30, 2017, the Company collected $5,097,720 or 97.4% of the advances to suppliers balance as of June 30, 2017. The Company expects to collect the remaining balances during the first quarter of 2018.

Net cash provided by operating activities was $8.4 million for the six months ended June 30, 2017, compared to $8.9 million net cash used in operating activities for the same period of last year. The increase in net cash provided by operating activities for six months ended June 30, 2017 was primarily attributable to the following factors:

•	Significant amount of allowances for accounts receivable and advance to suppliers were recorded due the six months ended June 30, 2017;

•	Accounts receivable decreased by approximately $2.4 million and advances to suppliers decreased by approximately $1.8 million for the six months ended June 30, 2017 as a result of our efforts to strengthen the collection during six months ended June 30, 2017;

•	Accounts payable increased by $1.8 million because we negotiated with suppliers for extended payment term;

Net cash used in operating activities amounted to $8.9 million for the six months ended June 30, 2016 primarily due to $15.3 million advance payment to suppliers for raw materials, offset by $3 million collection of accounts receivable.. During 2016, we were unable to purchase from our previous second largest supplier TaheXinzhongda Carbon Co. due to supply shortage. Thus we relied on other two main suppliers. In order to secure stable supply of raw materials, we increased prepayments to them in 2016.

Net cash used in investing activities was $4.4 million for the six months ended June 30, 2017, compared to net cash used in investing activities of $1.8 million for the same period of last year. The net cash used in investing activities in the six months ended June 2017 was primarily attributable to additional deposit of $4.4 million made for acquiring Suzhou E-Motors. The net cash used in investing activities in the six months ended June 30, 2016 was primarily attributable to $3.3 million deposit made for business acquisition of Suzhou E-Motor, offset by a refund of $1.5 million by a supplier due to the cancellation of an asset purchase.

Net cash used in financing activities was $0.7 million for the six months ended June 30, 2017, compared to net cash provided by financing activities of $9.1 million for the same period of last year. Net cash used in financing activities for the six months ended June 30, 2017 primarily due to repayment of bank loans, bank notes and related party loans. The net cash provided by financing activities for the six months ended June 30, 2016 was primarily attributable to the proceeds received from our private placement of approximately $8.0 million.

Recent Update

Acquisition of Suzhou E-Motors Co., Ltd (“Suzhou E-Motors”)

On July 12, 2017 (the “Closing Date”), the Company completed the acquisition of 70% of the equity interest of Suzhou E-Motors Co., Ltd, a specialty electric vehicles and power batteries manufacturer based in Zhang Jia Gang City, Jiangsu Province, People’s Republic of China (“China” or “PRC”).

Pursuant to the original Purchase Agreement executed on May 2, 2016, and the Supplemental Agreement No. 1 signed on December 22, 2016 and Supplemental Agreement No. 2 signed on July 12, 2017, Tantech acquired 70% equity interest of Suzhou E Motors directly from Mr. Henglong Chen for a total cash consideration of RMB 103,200,000 (approximately $15.2 million) and a share consideration of 2,500,000 restricted shares of Tantech’s common stock. The Company made a deposit of $15.2 million as of June 30, 2017 in connection with the Purchase Agreement.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2017 combines the unaudited consolidated condensed balance sheet of Tantech as of June 30, 2017 with the unaudited balance sheet of Suzhou E Motors as of June 30, 2017, giving effect to the transactions as if they had been consummated as of that date.

The following unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017 combines the unaudited consolidated condensed statement of operations of Tantech for the six months ended June 30, 2017 with the unaudited statement of operations of Suzhou E Motors for the six months ended June 30, 2017, giving effect to the transactions as if they had been consummated as of that date.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the transactions, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the transactions.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Tantech and Suzhou E Motors have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2017

	Tantech	Suzhou	Pro Forma			Pro Forma
	Holdings	E Motors	Adjustments			Combined
Cash and cash equivalents	$9,027,681	$84,055	$			$9,111,736
Restricted cash	-	450,813				450,813
Accounts receivable, net	38,215,822	7,472,075				45,687,897
Manufacturer rebate receivable	-	5,959,229				5,959,229
Inventories, net	2,078,171	1,953,674				4,031,845
Advances to suppliers, net	13,037,753	1,080,793				14,118,546
Due from related parties	-	369,563				369,563
Other current assets	301,014	1,687,759				1,988,773
Asset held for sale	676,731	-		-		676,731
Total current assets	63,337,172	19,057,961				82,395,133
Property, plant and equipment, net	8,398,190	1,442,446				9,840,636
Intangible assets, net	1,742,351	1,959,690		12,567,484	(a)	16,269,525
Advance to suppliers- long-term	8,852,880	-		-		8,852,880
Deposit for asset acquisition	442,644	-		-		442,644
Deposit for business acquisition	15,155,359	-		(15,155,359	)(b)	-
Goodwill	-	-		12,363,734	(c)	12,363,734
Deferred tax assets	-	193,363		-		193,363
	-	-		-		676,731
Total assets	$97,928,596	$22,653,460	$			$130,357,915

Short-term bank loan	$6,551,131	$-		$-		$6,551,131
Bank acceptance notes payable	1,475,480	450,813				1,926,293
Accounts payable	3,873,948	5,159,110		-		9,033,058
Due to related parties	-	6,236,721		-		6,236,721
Due to Suzhou E Motor's original shareholders	-	-		45,475	(d)	45,475
Other current liabilities	4,009,390	1,594,971				5,604,361

Total current liabilities	15,909,949	13,441,615				29,397,039
Deferred tax liability	-	-		3,141,871	(e)	3,141,871
Total liabilities	15,909,949	13,441,615				32,538,910
Total shareholders' equity	82,018,647	9,211,845		(2,711,845	)(f)	88,518,647
Non-controlling interest				9,300,358	(g)	9,300,358
Total liabilities and shareholders' equity	$97,928,596	$22,653,460		$-		$130,357,915

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Six Months ended June 30, 2017

	Tantech	Suzhou	Pro Forma		Pro Forma
	Holdings	E Motors	Adjustments		Combined
Revenue - third parties	$12,445,058	$1,484,666	$-		$13,929,724
Less: Cost of revenue	10,448,983	2,535,385	-		12,984,368
Selling, general and administrative expense	2,035,760	1,092,913	-		3,128,673
Research and development expenses	75,864	143,053			218,917
Loss from operations	(115,549)	(2,286,685)	-		(2,402,234)
Interest income (expense)	(82,045)	(176,546)	-		(258,591)
Other income (expense), net	9,454	101.301			110,755
Loss from continuing operations before income taxes	(188,140)	(2,361,930)	-		(2,550,070)
Provision for income taxes	422,582	-			422,582
Net Loss from continuing operations	$(610,722)	$(2,361,930)	$-		$(2,972,652)

Discontinued Operations:
Net income from operations to be disposed, net of applicable income taxes	921,481	-	-		921,481

Net income (loss)	310,759	(2,361,930)	-		(2,051,171)

Less: net Income attributable to the Noncontrolling interest from continuing operations	-	-	-		-
Less: net loss attributable to noncontrolling interest from operation to be disposed	-	-	-		-
Net loss attributable to Common Stockholders of Tantech Holding Inc.	$310,759	$(2,361,930)	$-		$(2,051,171)
Basic and diluted earnings per share	$0.01				$(0.08)
Weighted-average shares	24,311,935		$2,500,000	(h)	26,811,935

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Operations Adjustments:

(a)	To record the adjustment to reflect the preliminary estimated fair value of an acquired intangible asset with an indefinite life

(b)	Release of cash deposit made in advance as part of total cash consideration of RMB 103,200,000 (approximately $15.2 million).

(c)	Recognition of the preliminary estimated fair value of goodwill associated with the acquisition.

(d)	To record the remainder of cash consideration payable to the original shareholder of Suzhou E-Motor

(e)	To record the increase of deferred tax liabilities as a result of the increase in value of intangible assets, which is currently non tax deductible but may be taxable in the future.

(f)	To record the elimination of the historical equity of Suzhou E Motors and the issuance of 2,500,000 share of Tantech’s common stock as a part of the consideration for the acquisition.

(g)	Portion of net assets of Suzhou E Motors attributable to 30% non-controlling interest.

(h)	Increase in the weighted average shares in connection with the issuance of 2,500,000 common shares as the consideration of the acquisition.

Completion of a Shelf Takedown (“September 2017 Offering” )

On September 27, 2017, the Company and certain institutional investors entered into a securities purchase agreement (the “Purchase Agreement”) in connection with the September 2017 Offering, pursuant to which the Company agreed to sell an aggregate of 1,891,307 common shares and warrants to initially purchase an aggregate of 1,078,045 common shares, consisting of 945,654 investor warrants and 132,391 placement agent warrants. The common share purchase price is $3.45 per common share, investor warrants are initially exercisable at $4.25 per share, and placement agent warrants are initially exercisable at $4.675 per share. On September 29, 2017, the Company completed the September 2017 Offering. After payment of expenses, the Company received approximately $6.5 million in net proceeds from the sale of the common shares. The Registrant intends to use the net proceeds from this offering for working capital and other general corporate purposes.

The investor warrants can be exercisable immediately as of the date of issuance at an exercise price of $4.25 per common share and expire five years from the date of issuance. The exercise price of the warrants is subject to adjustment in the case of future issuances or deemed issuances of common shares at a price per share below the exercise price, as well as for stock splits, stock dividends, combinations of shares and similar recapitalization transactions. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of the common shares issuable upon exercise thereof. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% of the Company’s common shares.

Under the Purchase Agreement, the Company agreed with each of the purchasers that, subject to certain exceptions, it will not, within the 45 trading days following the closing of the Offering (which period may be extended in certain circumstances), enter into any agreement to issue or announce the issuance or proposed issuance of any equity security or equity-linked or related security. As of the date of this filing, that period has passed.

The Company has also agreed with each of the purchasers that while the warrants are outstanding, it will not effect or enter into an agreement to effect a “Variable Rate Transaction,” which means a transaction in which the Company:

•	issues or sells any convertible securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of, or quotations for, of the Company’s common shares at any time after the initial issuance of such convertible securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such convertible securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Company’s common shares, other than pursuant to a customary “weighted average” anti-dilution provision; or

•	enters into any agreement (including, without limitation, an equity line of credit) whereby the Company may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights).

The Company has also agreed with each of the purchasers if the Company issues securities within the 12 months following the closing of the Offering, the purchasers shall have the right to purchase 30% of the securities on the same terms, conditions and price provided for in the proposed issuance of securities.

The Company has also agreed to indemnify each of the purchasers against certain losses resulting from its breach of any of its representations, warranties, or covenants under agreements with each of the purchasers, as well as under certain other circumstances described in the Purchase Agreement.

The Offering was effected as a takedown of the Company’s shelf registration statement on Form F-3 (File No. 333-213240), which became effective on March 9, 2017, pursuant to a prospectus supplement filed with the Securities and Exchange Commission.

In connection with the Offering, on September 18, 2017, the Company entered into an engagement letter agreement (the “Placement Agent Agreement”) with FT Global Capital, Inc. (the “Placement Agent”) pursuant to which the Placement Agent agreed to act as the exclusive placement agent on a best efforts basis in the Offering. The Placement Agent will be entitled to a cash commission of 7% of the gross proceeds paid to the Company for the securities the Company sells in this Offering.  Additionally, the Company agreed to issue to the Placement Agent warrants (“Placement Agent Warrants”) equal to 7% of the aggregate number of shares sold to the Investors placed by the Placement Agent in this Offering on substantially the same terms as the warrants issued pursuant to the Purchase Agreement, provided that the warrant issuable to the placement agent have an exercise price of $4.675 per share, are not exercisable for a period of 180 days and expire five years after the effective date of the offering.

Cancellation of Convertible Note Arrangement

The Company previously entered into a Convertible Note Agreement with ARC Capital Ltd. to secure a loan for $2,000,000 on February 9, 2017. On September 27, 2017, the parties mutually agreed to terminate the Convertible Note Agreement, effective immediately. From the date the parties entered into the Convertible Note Agreement through the dated of termination, no funds were advanced under the Convertible Note Agreement, and no amounts were due.

Sale of Certain Assets of Zhejiang Tantech Energy Tech Co., Ltd (“Tantech Energy” or “Energy”)

On December 14, 2017, the Company and ZheJiang Apeikesi Energy Technology Co., Ltd (the “Purchaser”) signed a purchase agreement (the “Agreement”), pursuant to which, the Purchaser agreed to acquire certain assets and all copyrights and technology know-how related to Electric Double-Layer Capacitor (“EDLC”) carbon business from the Company’s fully owned subsidiary Tantech Energy for a total price of RMB 16 million (approximately $2.4 million). The purchase price is payable in ten years with initial payment of RMB 3.2 million (approximately $0.5 million) due in the first month after signing the agreement. The second payment of RMB 1.28 million (approximately $0.2 million) is due in 2018. The remaining purchase price shall be paid in nine equal installments in the following nine years. The Purchaser is required to pay annual interest on the remaining purchase price at the PRC prime borrowing rate. Tantech Energy is engaged in the manufacturing of EDLC carbon and low emission barbecue (“BBQ”) charcoal. As of December 14, 2017, the book value of net assets underlying the transaction was approximately $0.6 million and the gain from the sales transaction was approximately $1.8 million

In connection with the Agreement, Purchaser and the Company also signed a lease agreement, pursuant to which, the Purchaser agreed to lease the existing production facility from Tantech Energy for five years. The rents for the first two years are free. The annual rent for the 3rd, 4th and 5th year is RMB 0.35 million, RMB 0.40 million and RMB 0.45 million, respectively.

As a result of this agreement, the Company believes the sales of certain assets of Tantech Energy represented a strategic shift that could have a material effect on the Company’s result of operations. Based on the Company’s management accounts, certain assets as of June 30, 2017 and December 31, 2016, the revenue and expenses for the six months ended June 30, 2017 and 2016 have been reclassified as discontinued operations to retrospectively reflect this transaction.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries (the “Company’), develops and manufactures bamboo-based charcoal products in China and internationally. It originally operates through three segments: Consumer Products, Trading, and Biofuel Energy. The company produces pressed and formed charcoal briquettes for use in grills, incense burners, and other applications under the Algold brand. It also offers Charcoal Doctor branded products, such as air purifiers and humidifiers, automotive accessories for air purification, underfloor humidity control, pillows and mattresses, wardrobe deodorizers, mouse pads and wrist mats, refrigerator deodorants, charcoal toilet cleaner disks, liquid charcoal cleaners, shoe insoles, and decorative charcoal gifts. In addition, the Company provides liquid byproduct consists of bamboo vinegar that is used in disinfectants, detergents, lotions, specialized soaps, toilet cleaners, and fertilizers, as well as in various agricultural applications. Further, it engages in providing bamboo carbon for use in EDLCs; the production of electric double-layer capacitor carbon products; and the industrial purchase and sale of rubber. The Company provides its products for industrial energy applications, as well as household cooking, heating, purification, agricultural, and cleaning uses. The company also exports its bamboo vinegar, bamboo charcoal purification, and EDLC carbon products.

On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its Electric Double-Layer Capacitor (“EDLC”) carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, the Company’s current Chief Technology Officer (the “CTO”). After the completion of the proposed transactions, the Company intends to focus its core business on the development of electric vehicle products. The Company’s Board of Directors approved the terms of the sale based on a valuation report obtained by the parties and with knowledge that Dr. Chen is currently the Registrant’s CTO. The decision of the Company to divest its Biofuel Energy segment and EDLC carbon business was made based on business considerations as well as political and policy reasons, including the fact that the company’s EDLC carbon business had been dependent on a very limited number of customers, (2) a challenging market condition and unfavorable political climate and (3) the company’s transition of its core business to electric vehicle business.

For more information please visit: http://www.tantechholdings.com

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn

Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2017	2016
Assets
Current Assets
Cash and cash equivalents	$9,027,681	$5,942,842
Restricted cash	-	328,254
Accounts receivable from continuing business, net	31,732,671	35,904,345
Accounts receivable –EDLC business, net	5,450,315	4,736,547
Inventories, net	2,078,171	1,075,573
Advances to suppliers from continuing business, net	8,837,641	10,055,316
Advances to suppliers-EDLC business, net	5,232,948	4,739,235
Prepaid value-added taxes	123,714	680,857
Other receivables , net	177,300	70,683
Assets held for sale	676,731	715,034
Total current assets	63,337,172	64,248,686

Property, plant and equipment, net	8,398,190	8,677,977

Other Assets
Advances to suppliers-long-term	8,852,880	8,638,260
Deferred tax assets	-	94,153
Intangible assets, net	1,742,351	1,788,178
Deposit for asset acquisition	442,644	431,913
Deposit for business acquisition	15,155,359	10,423,500

Total Assets	$97,928,596	$94,302,667

Liabilities and Equity
Current Liabilities
Short-term bank loans	$6,551,131	$6,694,652
Bankers acceptance notes payable	1,475,480	1,727,652
Accounts payable	3,873,948	1,947,558
Customer deposits	807,526	799,510
Taxes payable	451,338	720,492
Due to third parties	442,939	846,837
Accrued liabilities and other payables	2,307,587	1,359,897

Total current liabilities	15,909,949	14,096,598

Equity
Common stock, $0.001 par value, 50,000,000 shares authorized, 26,811,935 shares issued and 24,311,935 shares outstanding at June 30, 2017 and December 31, 2016, respectively	24,312	24,312
Additional paid-in capital	26,603,511	26,603,511
Statutory reserves	6,461,788	6,461,788
Retained earnings	52,899,913	52,589,154
Accumulated other comprehensive loss	(3,970,877)	(5,472,696)
Total Stockholders' Equity	82,018,647	80,206,069
Total Equity	82,018,647	80,206,069
Total Liabilities and Equity	$97,928,596	$94,302,667

Tantech Holdings Ltd and Subsidiaries

 Condensed Consolidated Statements of Income and Comprehensive Income (Loss)

(Unaudited)

	For the Six Months Ended June 30,
	2017	2016
Revenues	$12,445,058	$19,241,412

Cost of revenues	10,448,983	13,881,572

Gross Profit	1,996,075	5,359,840

Operating expenses
Selling expenses	231,740	342,157
General and administrative expenses	1,804,020	2,259,028
Research and development expenses	75,864	89,262
Total operating expenses	2,111,624	2,690,447

Income (loss) from operations	(115,549)	2,669,393

Other income (expenses)
Interest income	6,070	397
Interest expense	(88,115)	(325,793)
Government subsidy income	-	1,530
Other income, net	9,454	242,294
Total other income (expenses)	(72,591)	(81,572)

Income (loss) from continuing operations before income taxes and noncontrolling interest	(188,140)	2,587,821

Provision for income taxes	422,582	706,341

Net income (loss) from continuing operations	(610,722)	1,881,480

Discontinued operation:
Net income (loss) from operations to be disposed	921,481	(221,266)
Net income	310,759	1,660,214

Less: Net income attributable to the noncontrolling interest from continuing operations	-	138,117
Less: Net loss attributable to the noncontrolling interest from operations to be disposed	-	(11,063)
Net income attributable to common stockholders of Tantech Holding Inc.	$310,759	$1,787,268

Net income	310,759	1,660,214

Other comprehensive income:
Foreign currency translation gains (losses)	1,501,819	(1,773,047)
Comprehensive income (loss)	1,812,578	(112,833)

Less: Comprehensive loss attributable to noncontrolling interest	-	(55,420)

Comprehensive income (loss) attributable to common stockholders of Tantech Holding Inc.	$1,812,578	$(168,253)

Earnings Per share -Basic and Diluted	$0.01	$0.07
Weighted Average Shares Outstanding - Basic and diluted	24,311,935	22,725,566

Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30,
	2017	2016
Cash flows from operating activities
Net income	$310,759	$1,660,214
Net income (loss) from operations to be disposed	921,481	(221,266)
Net income (loss) from continuing operations	(610,722)	1,881,480
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities from continuing operations:
Changes in allowances - accounts receivable	1,066,777	239,337
Changes in allowances - advances to suppliers	1,389,390	871,842
Depreciation expense	481,084	290,949
Amortization of intangible asset	88,974	93,587
Changes in operating assets and liabilities:
Accounts receivable	2,319,303	3,031,275
Advances to suppliers	1,404,173	(15,277,167)
Inventory	(962,032)	63,018
Other receivables	(103,375)	(301,838)
Accounts payable	1,851,362	(391,083)
Customer deposits	(11,680)	787,103
Taxes payable	(416,392)	(208,438)
Accrued liabilities and other payables	932,847	(278,143)
Net cash provided by (used in) continuing operations	7,429,709	(9,198,078)
Net cash provided by operations to be disposed	982,149	252,197
Net cash provided by (used in) operating activities	8,411,858	(8,945,881)

Cash flows from investing activities
Purchase (disposition) of property, plant and equipment	1,887	(3,539)
Deposit for asset acquisitions	-	1,529,970
Deposit for business acquisition	(4,409,435)	(3,304,735)
Net cash used in continuing operations	(4,407,548)	(1,778,304)
Net cash provided by (used in) operations to be disposed	-	-
Net cash used in investing activities	(4,407,548)	(1,778,304)

Cash flows from financing activities
Changes in restricted cash	331,637	(348,833)
Borrowings from third party	-	899,928
Repayment of loans from third party	(418,910)	-
Borrowings from Banker’s acceptance notes payable	-	3,365,934
Repayments of Bankers acceptance notes payable	(290,910)	(3,059,940))
Borrowings from bank loans	-	5,584,391
Repayments of bank loans	(305,456)	(5,324,296))
Net proceeds from stock issuance	-	7,957,100
Net cash provided by (used in) continuing operations	(683,639)	9,074,284
Net cash provided by (used in) operations to be disposed	-	-
Net cash provided by (used in) financing activities	(683,639)	9,074,284

Effect of exchange rate changes on cash and cash equivalents	(235,832)	66,323

Net increase (decrease) in cash and cash equivalents	3,084,839	(1,583,578)

Cash and cash equivalents, beginning of period	5,942,842	6,273,389

Cash and cash equivalents, end of period	$9,027,681	$4,689,811
Less: Cash and cash equivalents from operations to be disposed	-	-
Cash and cash equivalents from continuing operations, end of period	$9,027,681	$4,689,811

Supplemental disclosure information:
Income taxes paid	$-	$707,628
Interest paid	$-	$265,830